March 15, 2023

Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

U.S.A.

Re:	Application for Qualification of Indenture on Form T-3 of Raghsa S.A. (the “Company”) File No. 022-29106

Dear Sir or Madam:

In accordance with Section 307 of the Trust Indenture Act of 1939, as amended, and Rule 461 of the Securities Act of 1933, as amended (the “Trust Indenture Act”), I hereby request the acceleration of effectiveness of the Company’s application on Form T-3 referenced above to 10:00 a.m., Eastern Standard Time, on March 17, 2023, or as early as practicable thereafter.

In connection with this request for the acceleration of the effective date of the application for qualification, we acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the application for qualification effective, it does not foreclose the Commission from taking any action with respect to the application for qualification;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the application for qualification effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the application for qualification; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

By:	/s/ Edgardo Khafif
Name:	Edgardo Khafif
Title:	Chief Executive Officer

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